CONCENTRAX, INC
                              82400 AUGUSTA PLACE
                                   SUITE 425
                                HOUSTON TX 77057




                                  June 27, 2005

VIA ELECTRONIC SUBMISSION
-------------------------
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:      Concentrax, Inc.
                           Registration Statement on Form SB-2
                           Filed September 9, 2002
                           File No. 333-99315

Dear Sir or Madam:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Concentrax, Inc. (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form SB-2 (Registration No. 333-99315), together with all exhibits thereto (the "Registration Statement"). The registration and sale of the Company's common stock as contemplated by the Registration Statement is no longer required.

     Questions concerning this application for withdrawal may be directed to the Company's legal counsel, Andrea Cataneo of Sichenzia Ross Friedman Ference LLP, at (212) 930-9700.

         Thank you for your assistance in this matter.


                                           Sincerely,


                                           CONCENTRAX, INC.


                                           By: /s/ Mark Gifford
                                                   ------------
                                                   Mark Gifford
                                                   Chief Executive Officer